UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AirNet Communications Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00941P 10 6

(CUSIP Number)

Frank S. Jones, Jr., Esquire

Whiteford, Taylor & Preston L.L.P.

Seven Saint Paul Street, Baltimore, Maryland 21202

(410) 347-8707

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.        00941P 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TECORE, Inc. 75-2424245
2.	Check the Appropriate Box if a Member of a Group. (See Instructions.) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceeds Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting PersonWith	7. Sole Voting Power 8. Shared Voting Power 117,933,161* 9. Sole Dispositive Power 10. Shared Dispositive Power 117,933,161*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,933,161*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 50.8%**
14.	Type of Reporting Person (See Instructions) CO

* Includes: (i) 4,553,442 shares of the Issuer’s Common Stock currently held, and (ii) 113,379,719 shares of the Issuer’s Common Stock issuable upon the conversion of: (a) the remaining $11,000,000 of the $12,000,000 Senior Secured Convertible Note dated August 13, 2003 (the “TECORE Note”), and (b) interest accrued thereon as of September 13, 2004. Additional shares may be acquired upon the conversion of TECORE Note, including interest that accrues at 12% per annum on the principal amount paid for the TECORE Note. The TECORE Note was acquired under an installment purchase contract for which TECORE, Inc. (“TECORE”) paid $5,000,000 ($3,000,000 in cancellation of an outstanding Bridge Note) at Closing on August 13, 2003, with the balance of $7,000,000 payable by TECORE in $1,000,000 quarterly installments commencing September 30, 2003. Currently, a balance of $3,000,000 remains payable by TECORE under the TECORE Note, which TECORE may prepay at any time.

In April 2004, TECORE converted $1,000,000 in principal amount of the TECORE Note pursuant to the terms thereof into 9,553,442 shares of the Issuer’s Common Stock. On June 8, 2004, TECORE began selling such shares pursuant to Issuer’s registration statement on Form S-3 (333-115698). The most recent sale on September 13, 2004 of 1,587,000 shares completes the sale of all of the 5,000,000 shares registered by the Issuer for sale by TECORE, Inc under the S-3.

** Based on: (i) 66,906,406 shares of the Issuer’s Common Stock outstanding as of September 13, 2004, (ii) 113,379,719 shares of the Issuer’s Common Stock issuable upon the conversion of: (a) the remaining $11,000,000 of the TECORE Note, and (b) interest accrued thereon as of September 13, 2004; (iii) 43,201,446 shares of the Issuer’s Common Stock issuable upon conversion of (a) the $4,000,000 Senior Secured Convertible Note and (b) interest accrued as of September 13, 2004 by SCP Private Equity Partners II, L.P. (“SCP”) under such note (the “SCP Note”); and (iv) the 8,712,795 shares of the Issuer’s Common Stock issuable upon exercise of outstanding stock options which are fully vested and in-the-money as of September 13, 2004. The amounts due under the TECORE Note and the SCP Note (the “Notes”) are convertible at any time into shares of the Issuer’s Common Stock at a current conversion price of $0.10467432, subject to adjustment in the event of certain dilutive issuances. The holders of the Notes have the right to vote such Notes on an as-converted basis at a deemed conversion price of $0.57. As discussed in response to Item 4 below, under the terms of a Voting Agreement entered into between SCP and TECORE dated August 13, 2003, SCP and TECORE have agreed to exercise all voting rights regarding the Notes and any shares of Issuer’s capital stock owned by them with regard to both elections to the Issuer’s Board of Directors and concerning other corporate actions in a prescribed manner, subject to the terms thereof.

CUSIP No.        00941P 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jay J. Salkini
2.	Check the Appropriate Box if a Member of a Group.(See Instructions.) (c) ☐ (d) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceeds Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting PersonWith	7. Sole Voting Power 92,500* 8. Shared Voting Power 117,933,161*** 9. Sole Dispositive Power 92,500* 10. Shared Dispositive Power 117,933,161**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,025,661**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 50.8%****
14.	Type of Reporting Person (See Instructions) IN*

* Mr. Salkini directly owns 92,500 shares of Common Stock of the Issuer. Mr. Salkini is a controlling shareholder, director and executive officer of TECORE and disclaims beneficial ownership of the securities held by TECORE except to the extent of his pecuniary interest therein.

**Includes: (i) 4,553,442 shares of the Issuer’s Common Stock currently held and (ii) 113,379,719 shares of the Issuer’s Common Stock issuable upon the conversion of (a) the remaining $11,000,000 of the $12,000,000 Senior Secured Convertible Note dated August 13, 2003 (the “TECORE Note”) and (b) interest accrued thereon as of September 13, 2004. Additional shares may be acquired upon conversion of the TECORE Note, including interest that will accrue at 12% per annum on the principal paid for the TECORE Note. The TECORE Note was acquired under an installment purchase contract for which TECORE, Inc. (“TECORE”) paid $5,000,000 ($3,000,000 in cancellation of an outstanding Bridge Note) at Closing on August 13, 2003, with the balance of $7,000,000 payable by TECORE in $1,000,000 quarterly installments commencing September 30, 2003. Currently, a balance of $3,000,000 remains payable by TECORE under the TECORE Note, which TECORE may prepay at any time.

In April 2004, TECORE converted $1,000,000 in principal amount of the TECORE Note pursuant to the terms thereof into 9,553,442 shares of the Issuer’s Common Stock. On June 8, 2004, TECORE began selling such shares pursuant to Issuer’s registration statement on Form S-3 (333-115698). The most recent sale on September 13, 2004 of 1,587,000 shares completes the sale of all of the 5,000,000 shares registered by the Issuer for sale by TECORE, Inc under the S-3.

*** The holders of the Notes have the right to vote such Notes on an as-converted basis at a deemed conversion price of $0.57. As discussed in the response to Item 4 below, under the terms of a Voting Agreement entered into between SCP and TECORE dated August 13, 2003, SCP and TECORE have agreed to exercise all voting rights regarding the Notes and any shares of Issuer’s capital stock owned by them both with regard to elections to the Issuer’s Board of Directors and concerning other corporate actions in a prescribed manner subject to the terms thereof.

**** Based on: (i) 66,906,406 shares of the Issuer’s Common Stock outstanding as of September 13, 2004, (ii) 113,379,719 shares of the Issuer’s Common Stock issuable upon the conversion of: (a) the remaining $11,000,000 of the TECORE Note, and (b) interest accrued thereon as of September 13, 2004; (iii) 43,201,446 shares of the Issuer’s Common Stock issuable upon conversion of (a) the $4,000,000 Senior Secured Convertible Note and (b) interest accrued as of September 13, 2004 by SCP Private Equity Partners II, L.P. (“SCP”) under such note (the “SCP Note”); and (iv) the 8,712,795 shares of the Issuer’s Common Stock issuable upon exercise of outstanding stock options which are fully vested and in-the-money as of September 13, 2004. The amounts due under the TECORE Note and the SCP Note (the “Notes”) are convertible at any time into shares of the Issuer’s Common Stock at a current conversion price of $0.10467432, subject to adjustment in the event of certain dilutive issuances.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to a Schedule 13D, as previously amended, originally filed by TECORE, Inc. and Jay J. Salkini with the Securities and Exchange Commission (the “SEC”) on August 21, 2003 and as amended on June 10, 2004 (the “Schedule 13D”). Information in the Schedule 13D remains in effect except to the extent that it is superceded by the information contained in this Amendment No. 2. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed to such terms in the Schedule 13D.

Pursuant to Rule 13d-1(j), the percentage of the class represented by the Common Stock beneficially owned by the reporting persons includes the amount set forth on the Quarterly Report of the Issuer on Form 10-Q filed with the SEC on August 12, 2004.

Item 1.	Security and Issuer.

This Schedule relates to both outstanding shares of the Common Stock, $.001 par value per share (the “Common Stock”) of AirNet Communications Corporation, a Delaware corporation (the “Company” or the “Issuer”), and additional shares of Common Stock issuable upon the conversion of the $12,000,000 Senior Secured Convertible Note dated August 13, 2003 executed by the Issuer in favor of TECORE (the “TECORE Note”).

The Company’s principal executive offices are located at 3950 Dow Road, Melbourne, Florida 32934.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	TECORE, Inc., a Texas corporation (“TECORE”), with respect to the shares of Common Stock issuable upon the conversion of the TECORE Note; and

(ii)	Mr. Jay J. Salkini (“Mr. Salkini”), who is a controlling shareholder, director and executive officer of TECORE, with respect to the shares of Common Stock directly owned by him, shares directly owned by TECORE and shares of Common Stock issuable to TECORE upon the conversion of the TECORE Note.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The business address of each of the Reporting Persons is the address of the Issuer.

(c)	The principal business of TECORE is as a wireless communications solutions provider. Mr. Salkini is the controlling shareholder, director and executive officer of TECORE.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	TECORE is a Texas corporation and Mr. Salkini is a resident of the State of Maryland and a citizen of the United States of America.

Item 3.	Source and Amount of Funds and Other Consideration.

Not applicable. The Schedule 13D is being amended by this Amendment No. 2 to reflect the beneficial ownership of the Reporting Persons as of September 13, 2004 following the disposition of shares of Common Stock in an amount greater than one percent of the outstanding shares of Common Stock of the Issuer, calculated on the basis of the outstanding shares of Common Stock reported by the Issuer on its Quarterly Report on Form 10-Q, filed with the SEC on August 12, 2004.

Item 4.	Purpose of the Transaction.

This Schedule is being filed by virtue of the Reporting Person’s September 13, 2004 private sale of 1,587,000 shares under a registration statement on SEC Form S-3 (Commission file No.: 333-115698). Such sale constitutes 2.372% of the total 66,906,406 shares of the Issuer’s Common Stock (the “Common Stock”) outstanding as of such date and completes the sale of all of the 5,000,000 shares registered by the Issuer for the benefit of the Reporting Persons for sale under said Form S-3.

The respective purposes of the Reporting Persons in disposing of shares of Common Stock is to maximize the return on Reporting Persons’ previous investments in the Issuer in light of current market and business conditions generally, the liquidity requirements of Reporting Persons, the financial condition and results of operations of the Issuer, and other factors that the Reporting Persons may deem relevant and material to their investment decision.

The Reporting Persons intend to review their respective investment positions from time to time. Depending upon such ongoing review, as well as market and business conditions generally, the liquidity requirements of Reporting Persons, the financial condition and results of operations of the Issuer, and other factors that the Reporting Persons may deem relevant and material to their investment decision, they may choose to purchase additional securities of the Issuer or to sell all or a portion of their shares of Common Stock in open market, through privately negotiated transactions, or otherwise.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.

On June 5, 2003, TECORE entered in a Securities Purchase Agreement (which is attached hereto as Exhibit 1 and the terms of which are incorporated herein by reference) (the “Purchase Agreement”) with the Issuer and SCP Private Equity Partners II, L.P. (“SCP”), a Delaware limited partnership, for the issuance and sale to SCP and TECORE of Senior Secured Convertible Notes (collectively, the “Notes” and each individually a “Note”). The Closing took place on August 13, 2003, and pursuant to the terms of the Purchase Agreement TECORE acquired the Issuer’s Senior Secured Convertible Note due August 13, 2003 in the principal amount of $12,000,000 under an installment purchase contract. At the Closing, TECORE delivered a credit memorandum under which it provided that the outstanding principal amount of $3,000,000 under the terms of a the Bridge Loan Promissory Note payable to TECORE dated January 24, 2003 (the “Bridge Note”) was deemed satisfied and paid in full (with the accrued interest thereon being deferred until the maturity date of the TECORE Note). The outstanding principal amount of $3,000,000 under the Bridge Note was applied to the purchase price of the TECORE Note. The remaining $2,000,000 paid at Closing was funded from TECORE’s working capital. To date, TECORE has made all required payments under the installment purchase contract and the remaining unpaid balance of $3,000,000 is to be paid from TECORE’s working capital in $1,000,000 quarterly installments which commenced on September 30, 2003.

The TECORE Note is convertible at any time into shares of Common Stock at a current conversion price of $0.10467432, which is subject to adjustment in the event of certain dilutive issuances. The TECORE Note also converts automatically in the event of: (a) the closing of a secondary public offering of Common Stock if the offering price per share is not less than three times the then applicable conversion price and the gross proceeds to the Issuer would be not less than $70,000,000; or (b) with certain qualifications, a sale of the Issuer at a minimum price per share in cash or stock of at least three times the then applicable conversion price. Interest accrues on the TECORE Note at the rate of 12% per annum and all principal and interest is due and payable on August 13, 2007. The TECORE Note is secured by a first perfected security interest in all of the assets of the Issuer.

With certain exceptions, if the Issuer at any time issues Common Stock or equity securities convertible or exercisable into Common Stock at a price per share that is less than the then applicable conversion price of the TECORE Note, the applicable conversion price will be immediately reduced to the price per share at which such securities were issued. If the Issuer issues shares of Common Stock to the holders of warrants outstanding on the Closing Date upon exercise of such warrants, or to holders of options outstanding on the Closing Date upon exercise of such options to purchase shares in excess of 300,000 shares, the number of shares into which the TECORE Note is then convertible will be adjusted to a number that will entitle it to maintain its percentage ownership of the Issuer.

The Purchase Agreement sets forth, inter alia, the following conditions to Closing: (a) the filing of an Eighth Amended and Restated Certificate of Incorporation of the Issuer (which is Exhibit A to the Purchase Agreement and the terms of which are incorporated herein by reference (the “Restated Charter”) with the Delaware Secretary of State; (b) amendment of the Issuer’s bylaws to increase the number of directors to ten (and eleven upon TECORE’s full conversion of the TECORE Note) and declassify the Issuer’s Board of Directors (the “Board”) so that each director will stand for re-election on an annual basis; (c) execution of the Voting Agreement by and between SCP and TECORE (which is attached hereto as Exhibit 2 and the terms of which are incorporated herein by reference) (the “Voting Agreement”); and (d) the election of five individuals nominated by the Board that were proposed by SCP and TECORE. The five individuals proposed by TECORE and SCP were Jay J. Salkini, Shiblie O. Shiblie, Hans F. Morris, Christopher Doherty, and Munzer Kayyem. Subsequently, Daniel A. Saginario and Ronald W. White have replaced Mr. Morris and Mr. Kayyem as Independent directors. Mr. Doherty is no longer serving as a director, having resigned in March of 2004.

The Restated Charter provides the holders of the Notes with the right to vote the Notes on an as-converted basis at a deemed conversion price of $0.57 with the holders of Common Stock. The Restated Charter also increased the number of authorized shares of Common Stock from 50,000,000 to 400,000,000 to, among other things, accommodate the shares into which the Notes and the Series B Preferred Stock are convertible. The Restated Charter also eliminated the blank check preferred stock provision that permitted the Board to designate the rights, preferences and privileges of a new series of preferred stock without the consent of the Issuer’s stockholders. The Restated Charter eliminated the designation of 50,000 shares of Series A Junior Participating Preferred Stock and declassified the Board so that each director stands for re-election on an annual basis.

Under the Voting Agreement, SCP and TECORE have agreed to vote all Notes and shares of capital stock owned by them to elect to the Board: (a) the Issuer’s chief executive officer; (b) two persons designated from time to time in writing by SCP; (c) four persons designated from time to time in writing by TECORE; and (d) three persons who will be independent within the meaning of Section 301 of the Sarbanes-Oxley Act of 2002, the Securities Exchange Act of 1934, as amended, and applicable national securities exchanges and associations (“Independent”), who will be satisfactory to TECORE and SCP, and who will be elected by the holders of a majority of the voting power represented by the Notes, the outstanding shares of Common Stock, and any other securities entitled to vote in the election of directors, voting as a single class; provided, that only three of the persons designated by TECORE will be permitted to take office as directors of the Issuer until such time as the aggregate cash purchase price paid for the Notes under the Purchase Agreement represents a contribution to the Issuer which, relative to the aggregate market value of the Common Stock as of the date of the Purchase Agreement, permits such additional representation on the Board within the meaning of the applicable national securities exchanges and associations’ voting rights rules.

The Voting Agreement provides that at any time after TECORE owns a majority of the issued and outstanding shares of Common Stock and for so long as TECORE maintains such majority ownership, SCP and TECORE will vote all Notes and shares of capital stock of the Issuer owned by them (and all other securities the voting of which is within their control), to (a) maintain a Board of eleven members, and (b) elect and maintain in office as a director of the Issuer: (i) the Issuer’s chief executive officer; (ii) one person designated from time to time in writing by SCP; (iii) six persons designated from time to time in writing by TECORE; and (iv) three persons who will be Independent, who will be satisfactory to TECORE and SCP, and who will be elected by the holders of a majority of the voting power represented by the Notes, the outstanding shares of Common Stock, and any other securities entitled to vote in the election of directors, voting as a single class. These provisions are subject to change in the event of a default by TECORE in the payment of the TECORE Note.

The Voting Agreement identified the initial nominees as: (a) Glenn Ehley, the Issuer’s chief executive officer; (b) James W. Brown, Chairman of the Board, and Christopher J. Doherty, as the designees of SCP; (c) Jay Salkini, Shiblie Shiblie, Munzer Kayyem, and Hans Morris, as the designees of TECORE; and (d) George Calhoun, Darrell Maynard and Gerald Y. Hattori as the Independent directors. Subsequently, Daniel A. Saginario and Ronald W. White have replaced Mr. Morris and Mr. Kayyem as Independent directors. Mr. Doherty and Mr. Brown are no longer serving as directors, having resigned in March of 2004.

SCP and TECORE also agreed under the Voting Agreement to take all appropriate action to ensure that the Board of the Issuer maintains a Compensation Committee and an Audit Committee and that directors, who are satisfactory to SCP and TECORE and permitted to serve on such committees by applicable SEC and national securities exchanges and associations rule and regulations, be appointed to each of the Compensation Committee and the Audit Committee, and to each other significant committee of the Board.

In connection with the Closing, TECORE executed a counterpart signature to the Second Amended and Restated Agreement Among Series E, Series F and Series G Preferred Stockholders and Senior Registration Rights Agreement (the “ Registration Agreement”) (attached as Exhibit 3 hereto and the terms of which are incorporated herein by reference) to include as “Registrable Securities” (as defined in the Registration Agreement), under the Registration Agreement all Common Stock issued to TECORE upon the conversion of all or any portion of the TECORE Note. As a party to the Registration Agreement, TECORE is entitled to certain registration rights with respect to its Registrable Securities, as set forth in the Registration Agreement

Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its securities, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 of the Securities Exchange Act of 1934, or (i) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a)   (i) Following the disposition triggering the filing of this Amendment No. 2, TECORE beneficially owns 117,933,161 shares of Common Stock of the Issuer. This amount includes: (A) 4,553,442 shares of Common Stock, and (B) 113,379,719 shares of Common Stock issuable upon conversion of the remaining $11,000,000 of the TECORE Note and additional shares acquired upon conversion of interest on the TECORE Note. The 117,933,161 shares of Common Stock comprise approximately 50.79% of the total number of shares of Common Stock outstanding as of September 13, 2004, based upon: (1) the 66,906,406 shares of the Common Stock actually issued and outstanding shares as of such date; (2) the 113,379,719 shares of the Common Stock issuable upon conversion of the remaining $11,000,000 of the TECORE Note, including interest thereon; (3) the 43,201,446 shares of Issuers’ Common Stock issuable upon conversion of the $4,000,000 Senior Secured Convertible Note, including interest thereon; and (4) the 8,712,795 shares of the Common Stock issuable upon exercise of outstanding Company stock options which are fully vested and in-the-money as of September 13, 2004.

(ii) Mr. Salkini directly owns 92,500 shares of Common Stock of the Issuer. Mr. Salkini may, by reason of his status as a principal of TECORE, be deemed to own beneficially the shares of Common Stock of which TECORE directly owns. Mr. Salkini disclaims beneficial ownership of such shares. Based on the 66,906,406 shares of the Common Stock actually issued and outstanding as of September 13, 2004, Mr. Salkini’s shares constitute less than one percent of such class.

(b)   Each of Reporting Persons shares the power to vote and to dispose of the shares of Common Stock TECORE directly owns. Mr. Salkini has sole power to vote and to disposes of the 92,500 shares of Common Stock he directly owns.

(c)   On September 13, 2004 the Reporting Persons privately sold 1,587,000 shares of the Common Stock at a per share purchase price of $0.27 under a registration statement on SEC Form S-3 (Commission file No.: 333-115698). Such sale constituted 2.372% of the total 66,906,406 shares of the Common Stock outstanding as of such date and completes the sale of all of the 5,000,000 shares registered by the Issuer for the benefit of the Reporting Persons for sale under said Form S-3.

(d)   Not applicable.

(e)   Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Purchase Agreement, the Issuer agreed to amend its Bonus Program for employees. The Amended and Restated AirNet Bonus Program (the “Bonus Program”) was approved and adopted by the Board of the Issuer effective upon the Closing. The Bonus Program provides that in the event of a sale of all or a portion of a Note by a holder of a Note, 10% of the proceeds of such sale in excess of the then outstanding principal and related accrued interest of the Note will be paid from the proceeds received by the holder of the Note to eligible participants in the Bonus Program. In addition, ten percent (10%) of the net proceeds available for distribution to the holders of the Issuer’s securities, including holders of the Notes, in connection with a sale of the Issuer will be distributed to eligible participants in the Bonus Program, provided that payment of the principal and accrued interest under the Notes will be excluded from the net proceeds available for distribution to security holders for purposes of calculating these bonus payments. Amounts deemed to be in-the-money with respect to stock underlying employee options and sold in connection with the sale of the Issuer will be credited against amounts otherwise payable by the Issuer under the Bonus Program.

Upon the Closing, SCP and TECORE entered into a Tag Along Allocation Agreement with the Issuer (which is Exhibit G to the Purchase Agreement and the terms of which are incorporated herein by reference) pursuant to which SCP and TECORE agreed to pay to the Issuer a portion of their sale of Note proceeds, whether in connection with an isolated sale or the sale of the Issuer, in order to provide the funds for the Issuer to pay the agreed portion of the sale of Note proceeds to employees under the Bonus Program. This obligation is reduced to the extent the Issuer’s obligations to the employees is reduced by the offset of the in-the-money amounts with respect to shares underlying stock options and sold in connection with the sale of the Issuer.

Except as otherwise set forth herein or in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Except as described above and elsewhere in the Schedule 13D, as of the date hereof none of the Reporting Persons are a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any agreement concerning: (a) transfer of voting of any securities of the Issuer, (b) finder’s fees, (c) joint venture, (d) loan or option arrangement, (e) puts or calls, (f) guarantees of profits, (g) divisions of profits or losses, or (h) the giving or withholding of proxies.

Item 7.    Materials to be Filed as Exhibits.

The following documents are filed as exhibits to this statement:

Exhibit No.	Exhibit Title
1.	Securities Purchase Agreement (with all Exhibits) dated June 5, 2003, by and among AirNet Communications Corporation, TECORE, Inc. and SCP Private Equity Partners II, L.P. *
2.	Voting Agreement dated August 13, 2003, by and between TECORE, Inc. and SCP Private Equity Partners II, L.P.*
3.	Second Amended and Restated Agreement dated August 13, 2003, Among Series E, Series F and Series G Preferred Stockholders and Senior Registration Rights Agreement*
4.	Eighth Amended and Restated Certificate of Incorporation*
5.	Senior Secured Convertible Note dated August 13, 2003 in the principal amount of $12,000,000, issued to TECORE*
6.	Allonge dated August 13, 2003, between the Issuer and TECORE*
7.	First Amendment to Security Agreement dated August 13, 2003, among the Issuer, TECORE and SCP, amending the Security Agreement dated January 24, 2003*
8.	Intercreditor and Subordination Agreement dated August 13, 2003, among the Issuer, Force Computers, Inc. Sanmina Corporation and Brooktrout, Inc.*
9.	Amended and Restated AirNet Bonus Program dated and effective August 13, 2003*
10.	Tag-Along Allocation Agreement dated August 13, 2003.*

* Previously filed.

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2004

TECORE, Inc.

/s/ Jay J. Salkini
By: Jay J. Salkini, President

JAY J. SALKINI

/s/ Jay J. Salkini
By: Jay J. Salkini

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)